UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Public Notice of Closing of the Register of Shareholders

Pursuant to Article 354 of the Korean Commercial Act and Article 15 of the Company’s Articles of Incorporation, we hereby notify that the Company’s Register of Shareholders will be closed for one week as detailed below. During the closing period, any alterations in the Register of Shareholders will be suspended, which includes entries of alterations, registration or cancellation of pledge over shares, and indication or cancellation of trust property.

1. Purpose : To finalize Register of Shareholders that are entitled to exercise their right to dissent to the merger of POSCO Processing & Service (“POSCO P&S”)

ø The type of merger will be a “Small-Scale Merger” pursuant to Article 527-3 of the Korean Commercial Act.

2. Record date : September 6, 2018

3. Closing Period : September 7, 2018 ~ September 13, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: August 23, 2018	By	/s/ Yoon, Duk-Il
(Signature)
	Name:	Yoon, Duk-Il
	Title:	Senior Vice President